UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25


                           SEC FILE NUMBER 000-09047


                          NOTIFICATION OF LATE FILING

                                  (Check One)

             [X] Form 10-K, [ ] Form 20-F, [ ] Form 11-K, [ ] 10-q
                                [ ] Form N-SAR

                      For Period Ended: December 31, 2004

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

             For the Transition Period Ended: ____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the  filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information

LEFT RIGHT MARKETING TECHNOLOGY, INC.
(Full Name of Registrant)

(Former Name if Applicable)

585 WEST 500 SOUTH #180
(Address of U.S. Principal Executive Office) (Street & Number)

BOUNTIFUL, UTAH 84010
(City, State and Zip Code)
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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative

        The Registrant is unable to file its annual report on Form 10-KSB within the prescribed time period because the Company has experienced some difficulty in compiling its financial records to complete the preparation of the audited financial statements for the relevant fiscal year.
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Part IV - Other Information

(1) Name and telephone number of persons to contact in regard to this notification:
                      S. MATTHEW SCHULTZ - (801) 244-4405

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such report(s)) been
filed? [X]Yes [ ] No       If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result can not be made.

Pursuant to the "Rescission Agreement dated March 8, 2005 between Left Right Marketing Technology, Inc., Mick Hall and CrazyGrazer.com", which was filed as an exhibit to the Form 8-K filed on March 22, 2005, the financial statements of the Registrant at year end will have all of the assets and liabilities of Crazy Grazer removed and will no longer be reflected on the balance sheet.


                     LEFT RIGHT MARKETING TECHNOLOGY, INC.
                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005                 By:    /s/ S. Matthew Schultz
                                            S. Matthew Schultz, President


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                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).
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